Exhibit 99.1

PRESS RELEASE

Aspen Reports $87.4 million Net Income for the Six Months Ended June 30, 2021, Driven by Improved Underwriting Performance

Hamilton, Bermuda, September 7, 2021 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) reported results today for the six months ended June 30, 2021.

Mark Cloutier, Group Executive Chairman and Chief Executive Officer, commented: “I am pleased to report an improved half year performance for Aspen, driven by a combination of improved underwriting results and further expense and efficiency gains. Against the backdrop of a global pandemic, to have delivered the progress we have is, ultimately, a reflection of the quality of our people, our platform, and the clarity of our vision.

“We are at heart an underwriting business and I am, therefore, encouraged that we are continuing on the journey to becoming a more disciplined, focused and performance driven global specialty (re)insurer. This is reflected in our underwriting performance, including an ex-catastrophe combined ratio of 89.9% and an overall combined ratio of 98.0%, despite the impact of Winter Storm Uri and an increased COVID-19 provision. Furthermore, we are a simpler business today than we were twelve months ago, and this is reflected by our ongoing focus on expense discipline, with our operating expense ratio improving to 14.8% and our general and administrative expense ratio seeing a 0.9% year-on-year reduction from our H1 2020 results.

“GWP of $2,018.5 million is relatively stable compared to our prior period results, despite a significant repositioning of our book. Over the past 18 months, we have actively taken the decision to non-renew circa $800m of business, while at the same time, in the first half of this year, we have largely delivered double digit growth in our continuing lines where we are seeing continued improvement in rate, terms and conditions. That level of growth illustrates how we are now well positioned to respond to market opportunities. We believe the reshaping of our portfolio will be positively reflected in our results with our evolving portfolio focused in the areas where Aspen is best placed to deliver sustainable and scalable returns to our shareholders.

“Capital Markets remains an important pillar of our strategy, reflecting the appetite from third party investors for access to both our platform and underwriting, and we have seen successful capital raises for Aspen Capital Markets’ (“ACM”) cat and non-cat products. In addition, we are well on track to exceed our 2020 fee income significantly. We also recognized the synergies between ACM and our Outwards Reinsurance teams – combining the two into Aspen Capital Partners. This move allows us to further enable our trading partners to access the full breadth of Aspen’s capabilities, including risk sourcing, underwriting, modelling, actuarial and claims.

“In another significant milestone, we refreshed our brand, aligning our external identity with our collaborative internal culture and clear vision to transform risk into opportunity for our clients. Central to this identity is how we aim to support and engage with our communities, environment and our people. We actively provided support to help our local communities face the challenges of the global pandemic. With our people, we have continued to shape our values based culture and deepened our commitment to D&I initiatives by hosting global events around International Woman’s Day (IWD) and Pride Month. We also announced our partnerships with iCAN, Link and GIN in combination with the launch of our female employee sponsorship program “Breakthrough”. At the heart of our ESG journey lies our long-term commitment to protecting the environment. Amongst several initiatives underway, we are continuously reviewing our investment portfolio and underwriting strategies to ensure they are aligned with our focus on responsibility, the needs of our customers and generating a sustainable return for our shareholders.

“Looking ahead the ongoing strength of our balance sheet, affirmed by the recent upgrade to the outlook assigned to our AM Best rating from ‘negative’ to ‘stable’, and growing momentum in our core insurance and reinsurance business, alongside our leading capital markets proposition, gives us confidence as we continue on our mission to be a top quartile performing specialty (re)insurer.”

Key strategic and financial highlights

Continued transformation with improved underlying underwriting performance
•Gross written premiums of $2,018.5 million in the six months ended June 30, 2021, a decrease of (4.7)% compared to $2,118.6 million in the six months ended June 30, 2020, primarily attributable to U.S. crop reinsurance business, which was previously written on a reinsurance basis through a strategic partnership until disposed of in Q4 2020. This decline was largely offset by growth in premiums written in casualty reinsurance, property catastrophe reinsurance and other property reinsurance, and growth in both casualty and liability lines insurance and financial and professional lines insurance as a result of improved market conditions.

•General, administrative and corporate expenses, excluding non-operating expenses, of $166.9 million in the six months ended June 30, 2021 down from $186.7 million in the six months ended June 30, 2020 with an operating expense ratio of 14.8% in the six months ended June 30, 2021 compared with 15.7% in the six months ended June 30, 2020.

•Investment income of $68.7 million in the six months ended June 30, 2021 compared to $84.9 million in the six months ended June 30, 2020.

•Net income after tax of $87.4 million and an operating income after tax of $88.9 million in the six months ended June 30, 2021 compared to a net loss after tax of $(172.8) million and an operating loss after tax of $(49.0) million in the six months ended June 30, 2020.

•Catastrophe losses of $84.5 million in the six months ended June 30, 2021 compared to $231.3 million in the six months ended June 30, 2020. Catastrophe losses in the six months ended June 30, 2020 included losses associated with COVID-19 totaling $187.3 million.

•The combined ratio of 98.0% in the six months ended June 30, 2021, compared to 110.1% in the six months ended June 30, 2020, was impacted by 5.3 percentage points from legacy business.

•Total comprehensive income after preference dividends and non-controlling interests of $7.7 million in the six months ended June 30, 2021 compared with a total comprehensive loss of $(46.3) million in the six months ended June 30, 2020.

Strong capital and reserve position

•Group capital position remains robust, with capital reserves of $2,915.6 million as of June 30, 2021, an increase of $326.8 million compared with $2,588.8 million** as of June 30, 2020, and an increase of $7.7 million compared with $2,907.9 million** as at December 31, 2020.

Further significant progress in efforts to strengthen Aspen’s global platform

•Our capital markets business contributed total fee income of $30.5 million in the six months ended June 30, 2021. Income from Aspen Capital Markets’ activities is primarily allocated to the line of business being ceded and serves to reduce acquisition expenses for that business. Total capital grew to more than $850 million at June 30, 2021, compared with just over $800 million at December 31, 2020, a significant increase that reflects our view that capital markets business and investors are key partners in our further growth and innovation efforts.

•In another significant milestone we refreshed our brand, aligning our external identity with our collaborative internal culture and clear vision to transform risk into opportunity for our clients.

•Ongoing commitment to building an inclusive and diverse business for all employees and continued focus on defining and implementing a comprehensive environmental, social and governance (“ESG”) strategy, including offsetting our carbon footprint and working to develop and implement a responsible portfolio review of business lines and classes. As part of this, our corporate social responsibility (“CSR”) program provided funding and support to help and support our communities during COVID-19.

*Catastrophe losses in the six months ended June 30, 2021 are defined as losses associated with Texas winter storms and other weather-related events. Catastrophe losses in the six months ended June 30, 2020 were defined as losses associated with COVID-19 and weather-related events.

**Prior period information for the period ended June 30, 2020 relating to underwriting premiums receivable, retained earnings and accumulated other comprehensive have been restated downwards by $90.0 million, $4.8 million and $85.2 million, respectively, due to an identified deficiency which resulted in previous foreign exchange revaluation and translation amounts which should have been matched with an underwriting premium receivable payment being carried over and were incorrectly included in Aspen U.K.’s underwriting premiums receivable, thereby overstating the related asset value. Refer to page 7 of this release for additional information.

Non-GAAP financial measures are used throughout this release. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release.
Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

Operating highlights for the six months ended June 30, 2021
•Gross written premiums decreased by (4.7)% to $2,018.5 million in the six months ended June 30, 2021, compared with $2,118.6 million in the six months ended June 30, 2020.

•Net written premiums decreased by (14.0)% to $1,236.1 million in the six months ended June 30, 2021, compared with $1,436.8 million in 2020. The retention ratio in the six months ended June 30, 2021 was 61.2% compared with 67.8% in the six months ended June 30, 2020.

•Loss ratio of 63.2% in the six months ended June 30, 2021 compared with 74.1% in the six months ended June 30, 2020. The loss ratio for the six months ended June 30, 2021, included $84.5 million, or 7.5 percentage points, of catastrophe losses, net of reinsurance recoveries, compared with $231.3 million, or 19.4 percentage points, in the six months ended June 30, 2020.

Catastrophe losses of $84.5 million for the six months ended June 30, 2021, included losses associated with Texas winter storms and other weather-related events. Catastrophe losses of $231.3 million for the six months ended June 30, 2020, included losses associated with COVID-19 totaling $187.3 million.

•Net unfavorable development on prior year loss reserves of $(7.3) million increased the loss ratio by 0.6 percentage points in the six months ended June 30, 2021, compared with net unfavorable development of $(0.3) million which had a negligible effect on the loss ratio in the six months ended June 30, 2020.

•Accident year loss ratio excluding catastrophes of 55.1% for the six months ended June 30, 2021, compared with 54.7% for the six months ended June 30, 2020.

•Total expense ratio of 34.8% and total expense ratio (excluding non-operating expenses) of 33.9% for the six months ended June 30, 2021, compared with 36.0% and 35.1%, respectively, for the six months ended June 30, 2020. Non-operating expenses in the six months ended June 30, 2021, were $10.4 million compared with $11.6 million in the six months ended June 30, 2020. Non-operating expenses in the six months ended June 30, 2021, included expenses related to severance, amortization of intangible assets and other non-recurring costs.

•Operating income after tax of $88.9 million for the six months ended June 30, 2021, compared with an operating loss of $(49.0) million for the six months ended June 30, 2020.

•Net income after tax of $87.4 million for the six months ended June 30, 2021, compared with a net loss of $(172.8) million for the six months ended June 30, 2020. The net income included an underwriting profit, including corporate expenses, of $33.3 million, compared to an underwriting loss of $(108.9) million, including corporate expenses, for the six months ended June 30, 2020. Investment income was $68.7 million in the six months ended June 30, 2021, compared with $84.9 million for the six months ended June 30, 2020, as well as $3.0 million of net realized and unrealized investment gains, compared with net realized and unrealized investment losses of $(114.5) million in the six months ended June 30, 2020.

The net income in the six months ended June 30, 2021, also included $7.5 million of net realized and unrealized foreign exchange gains, including foreign exchange contracts, compared with $3.0 million of net realized and unrealized foreign exchange gains in the six months ended June 30, 2020.

Segment highlights for the six months ended June 30, 2021

•Insurance
◦Gross written premiums of $1,122.2 million in the six months ended June 30, 2021, an increase compared with $996.3 million in the six months ended June 30, 2020, due to growth in both casualty and liability lines insurance and financial and professional lines insurance as a result of improved market conditions, partially offset by reductions in first party and specialty lines insurance primarily as a result of having previously exited certain lines of business and products following completion of strategic reviews.

◦Net written premiums of $618.5 million, an increase of 4.1% compared with $594.0 million in the six months ended June 30, 2020, primarily due to growth in gross written premiums. The retention ratio in the six months ended June 30, 2021, was 55.1% compared with 59.6% in the six months ended June 30, 2020.
◦Loss ratio of 66.0% in the six months ended June 30, 2021 compared with 69.0% in the six months ended June 30, 2020. The loss ratio included catastrophe losses of $25.9 million, or 4.1 percentage points, net of reinsurance recoveries, in the six months ended June 30, 2021.
◦Prior year net unfavorable reserve development of $(37.5) million increased the loss ratio by 6.0 percentage points in the six months ended June 30, 2021. Prior year net favorable development of $0.1 million had a negligible effect on the loss ratio in the six months ended June 30, 2020. Unfavorable reserve development in the insurance segment totaling $37.5 million, primarily driven from reserve strengthening on both first party and specialty insurance lines and financial and professional insurance lines.
◦Accident year loss ratio excluding catastrophes was 55.9% in the six months ended June 30, 2021 compared with 57.8% in the six months ended June 30, 2020.

Effective January 1, 2021, the insurance segment restructured its principal lines of business due to changes in management structures. Accordingly, the Company’s Insurance segments principal lines of business have changed, as shown on the following table:

Insurance Segment
New sub-segment: principal lines of business	Old sub-segment: principal lines of business

First party and specialty insurance	Property and casualty insurance
Casualty and liability insurance	Marine, aviation and energy insurance
Financial and professional lines insurance	Financial and professional lines insurance

•Reinsurance
◦Gross written premiums of $896.3 million, a decrease of (20.1)% in the six months ended June 30, 2021, compared with $1,122.3 million in the six months ended June 30, 2020, due primarily to reductions in specialty reinsurance as a result of sale of our U.S. crop reinsurance business, which was previously written on a reinsurance basis through our strategic partnership with CGB DS via Crop Re Services LLC. The reduction in specialty reinsurance gross written premiums was partially offset by growth in premiums written in casualty reinsurance, property catastrophe reinsurance and other property reinsurance.
◦Net written premiums of $617.6 million, a decrease of (26.7)% compared with $842.8 million in the six months ended June 30, 2020. The retention ratio in the six months ended June 30, 2021, was 68.9% compared with 75.1% in the six months ended June 30, 2020.
◦Loss ratio of 59.6% in the six months ended June 30, 2021, compared with 79.7% in the six months ended June 30, 2020. The loss ratio included catastrophe losses of $58.6 million, or 11.7 percentage points, net of reinsurance recoveries, in the six months ended June 30, 2021.
◦Prior year net favorable reserve development of $30.2 million reduced the loss ratio by 6.0% percentage points in the six months ended June 30, 2021. Prior year net unfavorable reserve development of $(0.4) million increased the loss ratio by 0.1 percentage points in the six months ended June 30, 2020. Reserve releases in the reinsurance segment totaling $30.2 million, arose primarily from casualty reinsurance and specialty reinsurance partially offset by unfavorable development on property catastrophe reinsurance and other property reinsurance lines.
◦Accident year loss ratio excluding catastrophes was 53.9% in the six months ended June 30, 2021, compared with 51.1% in the six months ended June 30, 2020, the increase due to large non-catastrophe losses incurred in the first half of 2021.

Investment performance

•Investment income of $68.7 million for the six months ended June 30, 2021, compared with $84.9 million for the six months ended June 30, 2020.

•Net realized and unrealized investment gains reported in the statement of income of $3.0 million for the six months ended June 30, 2021. In addition, $74.0 million of unrealized investment losses before tax were recognized through other comprehensive income in the six months ended June 30, 2021.

•The total return on Aspen’s managed investment portfolio was 0.1% for the six months ended June 30, 2021, and reflects net investment income and net realized and unrealized gains and losses mainly in the fixed income portfolio.

•Aspen’s investment portfolio as at June 30, 2021, consisted primarily of high quality fixed income securities with an average credit quality of “AA-”. The average duration of the fixed income portfolio was 3.17 years as at June 30, 2021.
•Book yield on the fixed income portfolio as at June 30, 2021, was 2.22% compared with 2.34% as at December 31, 2020.

Capital and Debt

•Total shareholders’ equity was $2,915.6 million as at June 30, 2021, an increase of $326.8 million compared with $2,588.8 million* as at June 30, 2020, and an increase of $7.7 million compared with $2,907.9 million* as at December 31, 2020.
* During the second quarter of 2021, the Company identified a control deficiency regarding incorrect treatment of foreign exchange gains and losses arising as a result of currency matching issues within Aspen U.K.’s underwriting premiums receivable. The deficiency resulted in previous foreign exchange revaluation and translation amounts, which should have been matched with an underwriting premium receivable payment being carried over, and were incorrectly included in Aspen U.K.’s underwriting premiums receivable, thereby overstating the related asset value.
The Company has concluded that this error is immaterial to the prior period financial statements of Aspen Holdings and that correcting the error in the current period would likely materially misstate the current period financial statements. In accordance with U.S. GAAP, we have, therefore, corrected the error in the comparatives of the 2021 financial statements of Aspen Holdings by adjusting the prior period information and adding disclosure of the error.
The Company, with the assistance of outside forensic accountants, has analyzed the expected impact of this deficiency on the accounts of both Aspen U.K. and Aspen Holdings and has concluded that the error results in underwriting premiums receivable, retained earnings and accumulated other comprehensive income being revised downward by $89.7 million, $2.1 million and $87.6 million, respectively as at December 31, 2020.
Accordingly, the June 30, 2020, prior period information relating to underwriting premiums receivable, retained earnings and accumulated other comprehensive have been restated downwards by $90.0 million, $4.8 million and $85.2 million, respectively.
The Company has further concluded that this control deficiency will constitute a material weakness when management performs its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. The Company, therefore, believes that its internal controls over financial reporting would, at that time, be assessed to be ineffective. Management has, however, developed a remediation plan to address this issue which it intends to implement by the end of Q4 2021. There can be no assurances that the intended remediation plan will be successful in remediating the material weakness, or if successful, when such remediation will be completed.

Earnings materials
The earnings press release for the six months ended June 30, 2021 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Helen Rose, Chief Accounting Officer, Aspen
Helen.Rose@Aspen.co
+44 20 7184 8953

Aspen Insurance Holdings Limited
Summary consolidated balance sheet (unaudited)
$ in millions

	As at June 30, 2021	As at December 31, 2020

ASSETS
Total investments	$6,327.8	$5,755.3
Cash and cash equivalents	1,330.4	1,747.3
Reinsurance recoverables	3,886.0	3,648.9
Premiums receivable (1)	1,438.0	1,190.1
Other assets	751.0	754.1
Total assets	$13,733.2	$13,095.7

LIABILITIES
Losses and loss adjustment expenses	$7,294.0	$7,165.3
Unearned premiums	2,124.8	1,817.4
Other payables	1,098.9	905.2
Long-term debt	299.9	299.9
Total liabilities	$10,817.6	$10,187.8

SHAREHOLDERS’ EQUITY
Total shareholders’ equity (1)	2,915.6	2,907.9
Total liabilities and shareholders’ equity	$13,733.2	$13,095.7

(1) Underwriting premiums receivable, retained earnings and accumulated other comprehensive income and have been restated by to account for the correction of foreign exchange movements which had occurred due to currency mismatching for periods 2020 and prior, as follows:
•Underwriting premiums receivable has been restated by $(89.7) million as at December 31, 2020; and
•Total shareholders’ equity has been restated by $89.7 million as at December 31, 2020, split between retained earnings and accumulated other comprehensive income totaling $2.1 million and $87.6 million, respectively.

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Six Months Ended
	June 30, 2021	June 30, 2020
UNDERWRITING REVENUES
Gross written premiums	$2,018.5	$2,118.6
Premiums ceded	(782.4)	(681.8)
Net written premiums	1,236.1	1,436.8
Change in unearned premiums	(104.7)	(245.1)
Net earned premiums	1,131.4	1,191.7
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	715.0	883.0
Amortization of deferred policy acquisition costs	216.2	230.9
General, administrative and corporate expenses	166.9	186.7
Total underwriting expenses	1,098.1	1,300.6

Underwriting income/(loss) including corporate expenses	33.3	(108.9)

Net investment income	68.7	84.9
Interest expense (1)	(7.1)	(21.7)
Other income (2)	7.6	0.1
Total other revenue	69.2	63.3

Non-operating expenses (3)	(10.4)	(11.6)
Net realized and unrealized exchange gains (4)(5)	7.5	3.0
Net realized and unrealized investment gains/(losses)	3.0	(114.5)
INCOME/(LOSS) BEFORE TAX (5)	102.6	(168.7)
Income tax (expense)	(15.2)	(4.1)
NET INCOME/(LOSS) AFTER TAX (5)	87.4	(172.8)
Dividends paid on preference shares	(22.2)	(22.2)
Retained income/(loss) (5)	$65.2	$(195.0)

Loss ratio	63.2%	74.1%
Policy acquisition expense ratio	19.1%	19.4%
General, administrative and corporate expense ratio	15.7%	16.6%
General, administrative and corporate expense ratio (excluding non-operating expenses) / Operating expense ratio	14.8%	15.7%
Expense ratio	34.8%	36.0%
Expense ratio (excluding non-operating expenses)	33.9%	35.1%
Combined ratio	98.0%	110.1%
Combined ratio (excluding non-operating expenses)	97.1%	109.2%

(1) Interest expense charge for the six months ended June 30, 2020 includes interest on deferred premium payments for an adverse development cover.
(2) Other income includes a $9.7 million gain contingency recognised in 2021 in relation to the prior year’s sale of our Surety business, based upon having met certain premium production levels prescribed in the sale agreement.
(3) Non-operating expenses includes expenses in relation to severance, amortization of intangible assets and other non-recurring costs.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Net realized and unrealized exchange gains/(losses) have been restated to account for the correction of foreign exchange movements which had occurred due to currency mismatching for periods 2020 and prior, totaling a $4.1 million loss for the six months ended June 20, 2020. Income/(loss) before and after tax and retained (loss)/income figures have been restated as a result of the correction to net realized and unrealized exchange gains and losses for the periods mentioned.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2021
	Reinsurance	Insurance	Total

Gross written premiums	$896.3	$1,122.2	$2,018.5
Net written premiums	617.6	618.5	1,236.1
Gross earned premiums	662.0	1,037.6	1,699.6
Net earned premiums	501.6	629.8	1,131.4
Losses and loss adjustment expenses	299.2	415.8	715.0
Amortization of deferred policy acquisition expenses	110.0	106.2	216.2
General and administrative expenses	49.1	91.7	140.8
Underwriting income	$43.3	$16.1	$59.4

Net investment income			68.7
Net realized and unrealized investment gains (1)			3.0
Corporate expenses			(26.1)
Non-operating expenses (2)			(10.4)
Other income (3)			7.6
Interest expense			(7.1)
Net realized and unrealized foreign exchange gains (4)			7.5
Income before tax			$102.6
Income tax (expense)			(15.2)
Net income			$87.4
Ratios
Loss ratio	59.6%	66.0%	63.2%
Policy acquisition expense ratio	21.9%	16.9%	19.1%
General and administrative expense ratio (5)	9.8%	14.6%	15.7%
General and administrative expense ratio (excluding non-operating expenses) / Operating expense ratio (6)	9.8%	14.6%	14.8%
Expense ratio	31.7%	31.5%	34.8%
Expense ratio (excluding non-operating expenses)	31.7%	31.5%	33.9%
Combined ratio	91.3%	97.5%	98.0%
Combined ratio (excluding non-operating expenses)	91.3%	97.5%	97.1%
Accident Year Ex-cat Loss Ratio
Loss ratio	59.6%	66.0%	63.2%
Prior year loss development	6.0%	(6.0)%	(0.6)%
Catastrophe losses	(11.7)%	(4.1)%	(7.5)%
Accident year ex-cat loss ratio	53.9%	55.9%	55.1%

(1) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(2) Non-operating expenses includes expenses in relation to severance, retention awards, amortization of intangible assets and other non-recurring costs.
(3) Other income includes a $9.7 million gain contingency recognised in 2021 in relation to the prior year’s sale of our Surety business, based upon having met certain premium production levels prescribed in the sale agreement.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) The total group general and administrative expense ratio includes the impact from corporate expenses, and non-operating expenses.
(6) The total group general and administrative expense ratio includes the impact from corporate expenses.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2020
	Reinsurance	Insurance	Total

Gross written premiums	$1,122.3	$996.3	$2,118.6
Net written premiums	842.8	594.0	1,436.8
Gross earned premiums	685.1	1,008.2	1,693.3
Net earned premiums	564.1	627.6	1,191.7
Losses and loss adjustment expenses	449.8	433.2	883.0
Amortization of deferred policy acquisition expenses	114.7	116.2	230.9
General and administrative expenses	53.6	102.9	156.5
Underwriting (loss)	$(54.0)	$(24.7)	$(78.7)

Net investment income			84.9
Net realized and unrealized investment (losses) (1)			(114.5)
Corporate expenses			(30.2)
Non-operating expenses (2)			(11.6)
Other income			0.1
Interest expense (3)			(21.7)
Net realized and unrealized foreign exchange gains (4) (5)			3.0
(Loss) before tax (5)			$(168.7)
Income tax (expense)			(4.1)
Net (loss) (5)			$(172.8)
Ratios
Loss ratio	79.7%	69.0%	74.1%
Policy acquisition expense ratio	20.3%	18.5%	19.4%
General and administrative expense ratio (6)	9.5%	16.4%	16.6%
General and administrative expense ratio (excluding non-operating expenses) / Operating expense ratio (7)	9.5%	16.4%	15.7%
Expense ratio	29.8%	34.9%	36.0%
Expense ratio (excluding non-operating expenses)	29.8%	34.9%	35.1%
Combined ratio	109.5%	103.9%	110.1%
Combined ratio (excluding non-operating expenses)	109.5%	103.9%	109.2%
Accident Year Ex-cat Loss Ratio
Loss ratio	79.7%	69.0%	74.1%
Prior year loss development	(0.1)%	—%	—%
Catastrophe losses	(28.5)%	(11.2)%	(19.4)%
Accident year ex-cat loss ratio	51.1%	57.8%	54.7%

(1) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(2) Non-operating expenses includes $11.6 million of expenses in relation to severance, retention awards, amortization of intangible assets and other non-recurring costs.
(3) Interest expense includes interest on deferred premium payments for an adverse development cover.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) 2020 net realized and unrealized exchange gains/(losses) have been restated to account for the correction of foreign exchange movements which had occurred due to currency mismatching for periods 2020 and prior, totaling a $4.1 million loss in the six months ended June 30, 2020. Income/(loss) before and after tax figures have been restated as a result of the correction to net realized and unrealized exchange gains and losses for the periods mentioned.
(6) The total group general and administrative expense ratio includes the impact from corporate expenses, and non-operating expenses.
(7) The total group general and administrative expense ratio includes the impact from corporate expenses.

Aspen Insurance Holdings Limited
Non-GAAP supplementary summary consolidated segment information (unaudited)
$ in millions, except ratios

The following tables present supplementary financial information regarding our two reporting segments, Reinsurance and Insurance, as at June 30, 2021 and June 30, 2020, to show the impact on our financial performance from the business which we have ceased underwriting and has been classified as “Legacy”. “Legacy” business in the 2020 table has been represented on a like for like basis, meaning all the same lines of business have been included as Legacy in both the 2021 and 2020 tables, notwithstanding that certain lines of business were not yet classified as Legacy as at June 30, 2020 (e.g. Surety Insurance, U.S. food and beverage product recall business and certain U.S. Crop and Agricultural Reinsurance Business). We believe this presentation provides for a more complete understanding of the impact that these lines of business have had on our underlying performance.

	Six Months Ended June 30, 2021
	Reinsurance			Insurance
	Ongoing	Legacy (1)	Reinsurance Total	Ongoing	Legacy (2)	Insurance Total	Group Total

Net earned premiums	481.0	20.6	501.6	608.3	21.5	629.8	1,131.4
Losses and loss adjustment expenses	291.1	8.1	299.2	350.1	65.7	415.8	715.0
Amortization of deferred policy acquisition expenses	96.6	13.4	110.0	93.0	13.2	106.2	216.2
General and administrative expenses	48.1	1.0	49.1	90.9	0.8	91.7	140.8
Underwriting gain/(loss)	$45.2	$(1.9)	$43.3	$74.3	$(58.2)	$16.1	$59.4

Net investment income							68.7
Net realized and unrealized investment gains							3.0
Corporate expenses							(26.1)
Amortization and non-recurring expenses							(10.4)
Other income							7.6
Interest expense							(7.1)
Net realized and unrealized foreign exchange gains							7.5
Income before tax							$102.6
Income tax charge							(15.2)
Net income							$87.4
Ratios
Loss ratio	60.5%	39.3%	59.6%	57.6%	305.6%	66.0%	63.2%
Policy acquisition expense ratio	20.1%	65.0%	21.9%	15.3%	61.4%	16.9%	19.1%
General and administrative expense ratio	10.0%	4.9%	9.8%	14.9%	3.7%	14.6%	15.7%
Expense ratio	30.1%	69.9%	31.7%	30.2%	65.1%	31.5%	34.8%
Combined ratio	90.6%	109.2%	91.3%	87.8%	370.7%	97.5%	98.0%
Accident Year Ex-cat Loss Ratio
Loss ratio	60.5%	39.3%	59.6%	57.6%	305.6%	66.0%	63.2%
Prior year loss development	5.8%	10.2%	6.0%	2.7%	(250.7)%	(6.0)%	(0.6)%
Current year adjustments
Catastrophe losses	(12.2)%	—%	(11.7)%	(4.3)%	—%	(4.1)%	(7.5)%
Accident year ex-cat loss ratio	54.1%	49.5%	53.9%	56.0%	54.9%	55.9%	55.1%
_______________
Legacy reflects business we have elected to cease underwriting following a series of strategic underwriting reviews.
(1) Legacy (reinsurance) represents:
(i) U.S. crop insurance business which was previously written on a reinsurance basis through a strategic partnership until disposed of in Q4 2020;
(ii) our global credit and surety reinsurance business that we ceased underwriting during Q3 2019; and
(iii) and our U.S. Agricultural business written via AgriLogic which was sold in December 2017.

(2) Legacy (insurance) represents:
(i) U.S. food and beverage product recall business, the renewal rights to which was sold to a third party in December 2020;
(ii) U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(iii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iv) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(v) international cargo insurance that we ceased underwriting during Q4 2018;
(vi) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vii) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(viii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(ix) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

	Six Months Ended June 30, 2020
	Reinsurance			Insurance
	Ongoing	Legacy (1)	Reinsurance Total	Ongoing	Legacy (2)	Insurance Total	Group Total

Net earned premiums	469.0	95.1	564.1	513.8	113.8	627.6	1,191.7
Losses and loss adjustment expenses	384.9	64.9	449.8	343.0	90.2	433.2	883.0
Amortization of deferred policy acquisition expenses	97.8	16.9	114.7	83.5	32.7	116.2	230.9
General and administrative expenses	51.7	1.9	53.6	87.9	15.0	102.9	156.5
Underwriting (loss)/gain	$(65.4)	$11.4	$(54.0)	$(0.6)	$(24.1)	$(24.7)	$(78.7)

Net investment income							84.9
Net realized and unrealized investment (losses)							(114.5)
Corporate expenses							(30.2)
Amortization and non-recurring expenses							(11.6)
Other income							0.1
Interest expense							(21.7)
Net realized and unrealized foreign exchange gains							3.0
(Loss) before tax							(168.7)
Income tax charge							(4.1)
Net (loss)							(172.8)
Ratios
Loss ratio	82.1%	68.2%	79.7%	66.8%	79.3%	69.0%	74.1%
Policy acquisition expense ratio	20.9%	17.8%	20.3%	16.3%	28.7%	18.5%	19.4%
General and administrative expense ratio	11.0%	2.0%	9.5%	17.1%	13.2%	16.4%	16.6%
Expense ratio	31.9%	19.8%	29.8%	33.4%	41.9%	34.9%	36.0%
Combined ratio	114.0%	88.0%	109.5%	100.2%	121.2%	103.9%	110.1%
Accident Year Ex-cat Loss Ratio
Loss ratio	82.1%	68.2%	79.7%	66.8%	79.3%	69.0%	74.1%
Prior year loss development	(1.2)%	5.6%	(0.1)%	3.0%	(13.3)%	—%	—%
Catastrophe losses	(30.9)%	—%	(28.5)%	(11.1)%	(9.4)%	(11.2)%	(19.4)%
Accident year ex-cat loss ratio	50.0%	73.8%	51.1%	58.7%	56.6%	57.8%	54.7%
_______________
Legacy reflects business we have elected to cease underwriting following a series of strategic underwriting reviews.

(1) Legacy (reinsurance) represents:
(i) U.S. crop insurance business which was previously written on a reinsurance basis through a strategic partnership until disposed of in Q4 2020;
(ii) our global credit and surety reinsurance business that we ceased underwriting during Q3 2019; and

(iii) and our U.S. Agricultural business written via AgriLogic which was sold in December 2017.

(2) Legacy (insurance) represents:
(i) U.S. food and beverage product recall business, the renewal rights to which was sold to a third party in December 2020;
(ii) U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(iii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iv) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(v) international cargo insurance that we ceased underwriting during Q4 2018;
(vi) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vii) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(viii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(ix) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.1 billion* in total assets, $7.2 billion in gross reserves, $2.9 billion* in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc.

*Prior period information for the period ended June 30, 2020 relating to underwriting premiums receivable, retained earnings and accumulated other comprehensive have been restated downwards by $90.0 million, $4.8 million and $85.2 million, respectively, due to an identified deficiency which resulted in previous foreign exchange revaluation and translation amounts which should have been matched with a underwriting premium receivable payment being carried over and were incorrectly included in Aspen U.K.’s underwriting premiums receivable, thereby overstating the related asset value. Refer to page 7 of this release for additional information.

For more information about Aspen, please visit www.aspen.co.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Aspen believes these factors include, but are not limited to: the actual development of losses and expenses impacting estimates for the COVID-19 pandemic; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, reinsurers or suppliers) related to the COVID-19 pandemic may be greater than expected; Aspen's controlling shareholder owns all of its ordinary shares and has the power to determine the affairs of Aspen; the impact on our operating results from our exit or discontinuation of particular Legacy business; the impact on our operating results and financial condition from our entry into an adverse development cover reinsuring losses incurred on or prior to December 31, 2019; the actual development of losses and expenses impacting estimates for catastrophe events and other weather-related losses; the impact of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire or business interruption relating to such events; potential uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation; our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development, including our assumptions on inflation costs associated with long-tail casualty business which could differ materially from actual experience; the United Kingdom’s withdrawal from the European Union; a decline in our operating subsidiaries’ ratings with S&P or A.M. Best; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products; cyclical changes in the insurance and reinsurance industry; the models we use to assess our exposure to losses from future catastrophes contain inherent uncertainties and our actual losses may differ significantly from expectations; our capital models may provide materially different indications than actual results; increased competition from existing (re)insurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; our ability to execute our business plan to enter new markets, introduce new products and teams and develop new distribution channels, including their integration into our existing operations; our acquisition strategy; the recent consolidation in the (re)insurance industry; loss of one or more of our senior underwriters or key personnel; our ability to exercise capital management initiatives, including the availability of capital to declare dividends, or to arrange banking facilities as a result of prevailing market conditions, the level of catastrophes or other losses or changes in our financial results; changes in general economic conditions including the effects of the COVID-19 pandemic, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; the risks associated with the management of capital on behalf of investors; a failure in our operational systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks, or data protection failures; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effects of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the risks related to litigation; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the availability, cost or quality of reinsurance or retrocessional coverage; changes in the total industry losses or our share of total industry losses resulting from events, such as catastrophes, that have occurred in prior years or may occur and, with respect to such events, our reliance on loss reports received from cedants and loss adjusters, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than catastrophes or by an unexpected accumulation of attritional losses and deterioration in loss estimates; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; our reliance on information and technology and third-party service providers for our operations and systems; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; changes in the U.S. federal income tax laws or regulations applicable to insurance companies and the manner in which such laws and regulations are interpreted; the impact of U.S. tax reform on Aspen’s business, investments, results and assets, including (i) changes to the valuation of deferred tax assets and liabilities, (ii) the impact on intra-group reinsurance transactions, (iii) that the costs associated with U.S. tax reform may be greater than initially expected, and (iv) the risk that technical corrections, regulations and supplemental legislation and future interpretations or applications thereof or other changes may be issued in the future, including the rules affecting the valuation of deferred tax assets; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; central bank intervention in the financial markets, trade wars or other protectionist measures relating to international trade arrangements, adverse geopolitical events, domestic political upheavals or other developments that adversely impact global economic conditions; failure of our hedging arrangements to be effective; increased counterparty risk due to the credit impairment of financial institutions; our ability to realize amounts on sales of securities on our balance sheet equivalent to their values recorded for accounting purposes; heightened volatility and/or disruption in global capital and credit markets; and Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom. For a more detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2020, filed with the SEC.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to losses and the preliminary nature of the information used to prepare estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain “non-GAAP financial measures.” Management believes these non-GAAP financial measures, which may be defined differently by other companies, better explain Aspen’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen’s business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating Income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operational results excluding, as applicable, after-tax net realized and unrealized gains or losses, after-tax net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments, amortization of intangible assets and certain non-recurring income and expenses, including expenses associated with Aspen's operational effectiveness and efficiency program.
Aspen excludes the items above from its calculation of operating income because they are either not expected to recur and therefore are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates in part, according to the availability of market opportunities. Aspen believes these amounts are largely independent of its business and underwriting process and including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Six Months Ended
(in US$ millions except where stated)	June 30, 2021	June 30, 2020

Net income/(loss) after tax as reported*	87.4	(172.8)
Preference share dividends	(22.2)	(22.2)
Net income/(loss) available to ordinary shareholders	65.2	(195.0)

Add (deduct) after tax items
Net foreign exchange (gains)*	(5.7)	(3.7)
Net realized (gains)/ losses on investments	(3.1)	116.5
Non-operating expenses	10.3	11.0
Operating income/(loss) after tax available to ordinary shareholders	$66.7	$(71.2)

Tax expense on operating income	13.6	3.4
Operating income/(loss) before tax available to ordinary shareholders	$80.3	$(67.8)

Operating income/(loss) after tax available to ordinary shareholders	$66.7	$(71.2)
Add back: Preference share dividends	$22.2	$22.2
Operating income/(loss) after tax	$88.9	$(49.0)
*Net loss after tax for the six months ended June 30, 2020 has been restated by $4.1 million to account for the correction of foreign exchange movements described on page 13. The after tax impact of this correction is $3.7 million.

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

Accident Year Loss Ratio Excluding Catastrophes is a non-GAAP financial measure. Aspen believes that the presentation of loss ratios excluding catastrophes and prior year reserve movements supports meaningful comparison from period to period of the underlying performance of the business. Accident year loss ratios excluding catastrophes are calculated by dividing net losses excluding catastrophe losses and prior year reserve movements by net earned premiums excluding catastrophe-related reinstatement premiums. Aspen has defined catastrophe losses in the six months ended June 30, 2021 as losses associated with Texas winter storms and other weather-related events. Catastrophe losses in the six months ended June 30, 2020 were defined as losses associated with COVID-19 and various weather-related events.

	Six Months Ended June 30, 2021
Accident year ex CAT loss ratio	Reinsurance	Insurance	Total
	($ in millions)
Net earned premium	$501.6	$629.8	$1,131.4
Losses and loss adjustment expenses	299.2	415.8	715.0
Prior year reserve movements	30.2	(37.5)	(7.3)
Catastrophe losses	(58.6)	(25.9)	(84.5)
Losses excluding catastrophes and prior year reserve movements	270.8	352.4	623.2
Accident year ex CAT loss ratio	53.9%	55.9%	55.1%

	Six Months Ended June 30, 2020
Accident year ex CAT loss ratio	Reinsurance	Insurance	Total
	($ in millions)
Net earned premium	$564.1	$627.6	$1,191.7
Losses and loss adjustment expenses	449.8	433.2	883.0
Prior year reserve movements	(0.4)	0.1	(0.3)
Catastrophe losses (including COVID-19 losses)	(160.9)	(70.4)	(231.3)
Losses excluding catastrophes and prior year reserve movements	288.5	362.9	651.4
Accident year ex CAT loss ratio	51.1%	57.8%	54.7%

Ex-Catastrophe Combined Ratio is a non-GAAP financial measure and is calculated as the sum of the Accident year ex CAT loss ratio and the expenses ratio.

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	($ in millions)
Accident year ex CAT loss ratio	55.1%	54.7%
Expense ratio (excluding non-operating expenses)	34.8%	36.0%
Ex-Catastrophe Combined Ratio	89.9%	90.7%

Combined Ratio Excluding Non-Operating Expenses is a non-GAAP financial measure and is calculated as the sum of the loss ratio and the expense~~s~~ ratio excluding non-operating expenses. The loss ratio is calculated by dividing losses and loss adjustment expenses by net premiums earned. The expense ratio (excluding non-operating expenses) is calculated by dividing the sum of amortization and deferred policy acquisition costs and operating expenses, by net premiums earned.

Combined Ratio (excluding non-operating expenses)	Six Months Ended
(in US$ millions except where stated)	June 30, 2021	June 30, 2020

Numerator: Sum of:
Losses and loss adjustment expenses	715.0	883.0
Amortization of deferred policy acquisition costs	216.2	230.9
General, administrative and corporate expenses	166.9	186.7
Non-operating expenses	10.4	11.6
Numerator total	1,108.5	1,312.2

Denominator: Net earned premiums	1,131.4	1,191.7

Combined ratio	98.0%	110.1%

Adjustments to numerator:
Exclude non-operating expenses	(10.4)	(11.6)
Numerator total - excluding non-operating expenses	1,098.1	1,300.6

Combined ratio (excluding non-operating expenses)	97.1%	109.2%

Comprehensive Income excluding preference dividends is calculated by taking the net income/(loss) after tax, less dividends paid on preference shares and other comprehensive income.

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	($ in millions)
Net income/(loss) after tax as reported	$87.4	$(172.8)
Dividends paid on preference shares	(22.2)	(22.2)
Other comprehensive (loss)/income	(57.5)	$148.7
Total comprehensive income/(loss), less preference dividends	$7.7	$(46.3)